SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that the Board of Directors, at its 881th Meeting, which took place today, January 29, 2021, decided to pay, as intermediate dividends, the total amount of R$ 2,291,888,692.48 (two billion, two hundred and ninety-one million, eight hundred and eighty-eight thousand, six hundred and ninety-two reais and forty-eight cents), due to the reversal of the entire balance of the Special Dividend Retained Reserve, which was constituted upon approval by the 59th Annual Shareholders Meeting, of April 29, 2019, that resolved on the allocation of the results for the year ended on December 31, 2018, pursuant to paragraphs 4 and 5 of article 202 of Law no. 6,404/1976 ("intermediate Dividends"). The decision to distribute the Intermediate Dividends results from the review of the Company's financial situation and liquidity.

The Company will make the payment of the Intermediate Dividends on February 19, 2021, to the shareholders that appear in the shareholding base on February 3, 2021 (“cut-off date”), and, as of February 4, 2021, inclusive, the shares issued by the Company will be traded “ex-right” to the Intermediate Dividends.

Considering that this is the first dividend payment opportunity, in the year 2021, the Company will observe the priority payment to the shareholders holding preferred shares of classes “A” and “B”, pursuant to article 10, §§ 1 and 2, of the current Bylaws. Accordingly, the Intermediate Dividends will be paid, per share, as follows:

•	BRL 2.076526491 per class “A” preferred share;
•	BRL 1.578642595 per class “B” preferred share”;
•	BRL 1.435129631 per common share.

There will be no monetary update of said amounts, given that the provisions of article 1, paragraph 4, of Decree No. 2,673/1998, reproduced in article 56, paragraph 2, of Eletrobras' Bylaws, do not apply to the distribution of dividends intermediaries to the profit reserves account constituted in previous years.

The amounts to be paid should not be imputed to the amount of the mandatory dividend that may be determined and declared in relation to the fiscal year 2020.

Given that, by means of the distribution of the Intermediate Dividends, the payment of the priority dividend for the preferred shares of classes “A” and “B” will be complied with, in the fiscal year 2021, other eventual dividends that may be declared and paid, during the year 2021, will be destined, first, to the shareholders holding common shares, observing the provisions of §§ 3 and 4 of article 10 of the current Bylaws.

For shareholders with shares held in custody at B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the amounts will be paid to B3, which will pass them on to the titular shareholders, through the custody agents. Payment to other shareholders will be made through a credit to a current account, according to the registration data of the respective shareholders, existing at Banco Bradesco S.A. (“Bradesco”), the institution responsible for the bookkeeping of the shares issued by the Company. Shareholders whose registrations are out of date must go to a Bradesco branch to update the registration data and receive the amounts corresponding to the Intermediary Dividends.

Rio de Janeiro, January 29, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.